Via Facsimile and U.S. Mail
Mail Stop 6010

February 17, 2006

Mr. William Borne
Chief Executive Officer and
Chairman of the Board
Amedisys, Inc.
11100 Mead Road, Suite 300
Baton Rouge, LA 70816

Re: Amedisys, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2004
          Filed March 17, 2005
          Form 10-Q for the Period Ended September 30, 2005
          Filed November 9, 2005
          File No. 000-24260

Dear Mr. Borne:

        We have reviewed your response letter dated December 19, 2005 to our comment letter dated December 13, 2005 and have the following comments. Where indicated, we think you should revise your Form 10-K for the fiscal year ended December 31, 2004 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and …, page 27

Critical Accounting Policies, page 32

1. We have the following comments on your responses to prior comments one and two:

a. Regarding your response to part a. of prior comment one, the existing disclosures that you cited appear to only summarize the cost report activity included in the amounts due to/from Medicare. However, based on your disclosures, it would appear that revisions to the estimated amounts originally reported as net patient revenue and accounts receivable may also result, at a minimum, from: (i) changes in the base episode payments established by the Medicare Program; (ii) adjustments to the base episode payments for partial episodes and for other factors, such as case mix, geographic wages, low utilization and intervening events; and, (iii) recoveries of overpayments. As such, please revise your existing disclosures to quantify and discuss the amount of all revisions made, in each period presented, to the estimated amounts of net patient revenue originally recognized in a prior period.

b. In your response to part b. of prior comment one, you asserted that you could not arrive at any meaningful quantifiable amount that would represent the reasonably possible effects resulting from a change in estimate. Consistent with Section V. of Financial Reporting Release 72, please revise your existing disclosures to quantify and discuss the impact that reasonably likely, as opposed to reasonably possible, changes in estimate would have on your liquidity, financial position and results of operations. In this regard, please note that reasonably likely changes may need to be based on information available to you and based on your judgment. As such, please also disclose your basis for estimating the reasonably likely changes and, if you consider it necessary, disclose any significant limitations in estimating the reasonably likely changes.

c. Please revise your existing disclosures to include the information you provided in response to parts c., d. and e. of prior comment one and in response to prior comment two.

d. According to your response to prior part e., you indicated that a write-off is generated if, through individual review of accounts, it is determined that all efforts have been exhausted. Please revise your existing disclosures to indicate the general timing, in days outstanding, relating to steps taken before write-offs occur.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, F-6

2. Based on your response to prior comment four, it appears that you classify payments for Medicare liabilities as either financing or operating activities, solely based on whether or not they have extended repayment terms. Based on your disclosures, it appears that these liabilities arose from the normal course of your operations, not from borrowing money from Medicare or any other financing activity specified in paragraph 18 of SFAS 95. Instead, the payment of these liabilities would appear to be an operating activity pursuant to paragraph 23(e). Even if the payments under extended terms had aspects of a financing activity, it would appear that the payments should be reflected as an operating activity pursuant to paragraph 24, based on the predominant source of the cash flows. As such, please amend your filing to restate your statements of cash flows and related disclosures to reflect the payments for Medicare liabilities as an operating activity.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Part I – Item 1. Financial Statements, page 3

Notes to Consolidated Financial Statements, page 6

2. Revenue Recognition, page 6

Hospice Revenue Recognition, page 8

3. Regarding your response to prior comment five, please provide us with revisions to your accounting policy disclosure that would have described how, upon recognizing hospice revenue, you had determined that you had not exceeded the inpatient day limits and hospice cap amounts. In so doing, please address how you can make that determination when you disclose that the cap amount is calculated by the Medicare fiscal intermediary at the end of the hospice cap period and presumably communicated to you thereafter.

4. Please tell us why it was appropriate for your response to prior comment six to be based on EITF 99-19. As nursing home revenue would appear to be within the scope of the AICPA Audit and Accounting Guide for Health Care Organizations, the transactions would appear to be excluded from the scope of EITF 99-19 by its paragraph 4. If EITF 99-19 is applicable, please expand your prior response to address the indicators described in paragraphs 7, 11, 15 and 16 of EITF 99-19. If the AICPA Guide is applicable, please tell us how its specific provisions support offsetting nursing home costs by nursing home revenue and including the net amount in direct hospice care expenses.

7. Acquisitions, page 10

2005 Acquisitions, page 10

> 5. In light of your response to prior comment seven, please provide us the disclosures that you intend to include in your Form 10-K for 2005 to provide the information required by paragraphs 51(b), 54 and 55 of SFAS 141 about the July 2005 acquisition of Housecall. Regarding paragraph 51(b), please elaborate on your existing disclosures to clarify how the Housecall acquisition would contribute to your overall corporate strategy and to describe the specific factors that contributed to the recognition of goodwill for this specific acquisition; in so doing, please consider addressing the extent to which goodwill is comprised of the components described in paragraph B102. Regarding paragraphs 54 and 55, it seems that you should be able to provide these disclosures, as the termination of certain former Housecall employees, cited in your response, would only appear to have affected pro forma disclosures for the nine-month period ended September 30, 2004.

* * * *

As appropriate, please amend your Form 10-K for the year ended December 31, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant